FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

September 22, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Please find enclosed copies of our Notice of Annual General Meeting, Information Circular, Proxy, Return Card, Annual Report and Audited Financial Statements for the year ended April 30, 2004.

All of the forementioned material was mailed, as of today's date, to all registered shareholders.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z
Telephone: (604) 434-8829 Facsimile: (604) 434-882

File No. 82-3929

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the members of **FANCAMP EXPLORATION LTD**. (hereinafter called the "Company"), will be held at Suite 1320, 4 King Street West, Toronto, Ontario, on:

TUESDAY, OCTOBER 19, 2004

at the hour of 1:00 o'clock in the afternoon (Toronto time) for the following purposes:

1. To receive the report of directors and the financial statements of the Company for the year ended April 30, 2004 and the report of the auditors thereon.

2. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration.

3. To determine the number of directors and to elect directors.

4. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute the Company's current Stock Option Plan.

5. To approve, with or without amendment, by special resolution that:

   a) The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Corporations Act, and the Company's Notice of Articles be altered accordingly;

   b) Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies;

   c) Notwithstanding that this special resolution has been passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company.

6. To approve, with or without amendment, by special resolution that:

   a) The existing Articles of the Company be deleted in their entirety, and the form of Articles presented to the shareholders at the annual and special meeting of the Company, be adopted as the Articles of the Company;

   b) Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation delivering a certified copy of this resolution to the British Columbia Registrar of Companies;

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

INFORMATION CIRCULAR

AS AT AND DATED SEPTEMBER 15, 2004

This Information Circular accompanies the Notice of the Annual General Meeting of members of **Fancamp Exploration Ltd**. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, under its common seal, or, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including that last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed proxy is being solicited by the management of the Company.

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of the solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 shares without par value. There is one class of shares only. There are presently issued and outstanding 18,892,981 shares. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which he is the registered holder. Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company:

Name of Member	Approximate Number of Shares	Percentage of Issued and Outstanding Shares
Sheridan Platinum Group Ltd.	3,360,000	17.78%

The directors have determined that all members of record as of the 14th of September, 2004 will be entitled to receive notice of, and vote at, the Meeting. Those members so desiring may be represented by proxy at the Meeting. A Form of Proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the registrar and transfer agent of the Company, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or at the head office of the Company, 7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted on poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

Management proposes that the number of directors for the Company be determined at four for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and the management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name of proposed directors and present office held	Director since	Number of shares beneficially owned, directly or indirectly or over which control or direction is exercised, as at 09/15/03	Principal occupation and if not at present a director, occupation during the past five years
Peter Smith President and Director Member of Audit Committee	01/16/86	965,347	Consulting Geologist
Debra Chapman Secretary and Director	09/04/91	25,000	Administrative Consultant
Gilles Dubuc Director Member of Audit Committee	03/06/98	267,500	Retired Businessman
Michael Sayer Director Member of Audit Committee	03/22/96	106,000	Businessman

All of the nominees are residents of Canada.

The Company has an audit committee, the members of which are set out above. The Company does not have an executive committee of its board of directors.

EXECUTIVE COMPENSATION

Executive Officers

There is only one executive officer of the Company, namely Peter Smith, President and Director.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Annual Compensation: Annual Salary	Annual Bonus	Annual Other	Long Term Compensation: Securities under options/ SARs Granted	All other compensation
Peter Smith, President	2004	Nil	Nil	$67,169	504,000	$7,560
	2003	Nil	Nil	$59,242	290,000	$7,200
	2002	Nil	Nil	$63,325	290,000	$7,200

Note: Certain columns are omitted because there has been no compensation awarded to, earned by or paid to the named executive officers required to be reported in the above table.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

Name of Executive Officer	Option Granted (#)	% Of Total Options Granted To Employees In Fiscal Year	Exercise Or Base Price ($/Share)	Market Value Of Securities Underlying Options On Date Of Grant	Expiration Date
Peter Smith	504,000	59.02%	$0.14	N/A	May 25/08

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name Of Executive Officer	Securities Acquired On Exercise	Aggregate Value Realized	Unexercised Options At Fiscal Year End (#) Exercisable	Value Of Unexercised In-The-Money Options At Fiscal Year End ($) Exercisable
Peter Smith	290,000	$40,600.00	504,000	$65,520.00

Directors

The directors of the Company (except named Executive) have not been compensated by the Company in their capacities as directors during the year ended April 30, 2004. Incentive stock options, for the purchase of up to 100,000 common shares, at a price of $0.14 per share, exercisable on or before May 25, 2008, were granted to non-employee directors of the Company during the year. During the year, previously granted options for the purchase of 805,500 common shares were exercised, at various prices, with the aggregate proceeds of $99,700.00 being added to the general working capital of the company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time during the year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Hoogendoorn Vellmer, Chartered Accountants, as auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Matthew Hoogendoorn has been the Company's auditor since its incorporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing, has any material interest, in any transaction since May 1, 2003 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTER TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since May 1, 2003 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars Of Matters To Be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

Effective May 1, 2003, the Board of Directors of the Company adopted a stock option plan, which was accepted by the TSX Venture Exchange (the "Exchange") and approved by the shareholders of the Company at the 2003 Annual General Meeting.

The purpose of the Stock Option Plan is to allow the Company to grant to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five (5) years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

A complete copy of the Plan will be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

At the Meeting, the shareholders will be asked to approve the following resolution:

> ***"RESOLVED,*** *that the Stock Option Plan approved by the TSX Venture Exchange and the Shareholders, pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding being reserved to any one person on a yearly basis, be and it is hereby approved."*

The above resolution must be approved by a majority of the "Disinterested Shareholders" of the Company. The term "Disinterested Shareholders" in this regard means shareholders who are not directors, officers or employees of the Company, or their affiliates or associates.

<u>Alterations to Company's Notice of Articles and Articles</u>

On March 29, 2004, the new British Columbia *Business Corporations Act* ("BCA") was proclaimed, replacing the pre-existing British Columbia *Company Act*. Accordingly, the Company is now subject to the BCA, and no longer governed by the *Company Act*. The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies. For example, the new BCA does not impose any British Columbia or Canadian residency requirements on the members of the Board of Directors of the Company.

In accordance with the BCA, the Company has filed a transition application with the Registrar of Companies, the principal element of which involved replacing the Company's Memorandum with a new form designated a Notice of Articles. The Company filed its transition application as of September 13, 2004.

As a result of the Company having filed its transition application, it may alter its Notice of Articles and adopt a new form of Articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its Articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions ("PCPs"). The PCPs are statutory provisions intended to preserve the application of certain provisions of the *Company Act* to companies formed under the *Company Act* until the shareholders pass a special resolution making them inapplicable. Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved not by less than three quarters (3/4) of the votes cast, as opposed to the two thirds (2/3) majority applicable under the BCA. Removal of the PCPs will allow a special resolution of the Company to be approved by a two thirds (2/3) majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. *The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company's Notice of Articles be altered accordingly.*
2. *Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.*
3. *Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the company."*

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs, the Company is proposing to delete its existing Articles in their entirety and replace them with a new set of Articles. The new set of Articles will make the Company's Articles consistent with the terminology and provisions of the BCA. Most of the changes in the new form of Articles are minor in nature, and will not affect shareholders or the day-to-day administration of the Company. However, there are several changes of note:

1. The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

2. The directors will be able to increase the authorized capital of the Company, or create one or more classes or series of shares, without the necessity of obtaining shareholder approval.

3. The requirement for a pro rata purchase of the shares of the Company will be deleted.

4. The Company will be able to hold general meetings of the shareholders outside the Province of British Columbia, without special permission each year from the Registrar of Companies.

5. The Company will not be required to publish advance notice of general meetings of shareholders in any local newspapers.

A copy of the proposed new Articles of the Company will be available for inspection at the Meeting and at the Company's registered office, located at Suite 1750 – 1185 West Georgia Street, Vancouver, British Columbia, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing Articles of the Company in their entirety and replacing them with the new form of Articles. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The existing Articles of the Company be deleted in their entirety, and the form of Articles presented to the shareholders at the annual and special general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the Articles of the Company.

2. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation delivering a certified copy of this resolution to the British Columbia Registrar of Companies.

3. Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the Articles of the Company without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com. Shareholders may also contact the Secretary of the Company, Debra Chapman, at the Company's business address above at any time during normal business hours up to the date of the Meeting to request copies of the Company's financial statements or any Management Discussions and Analyses.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF THE MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY PROXY.

APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"Peter H. Smith"	*"Debra Chapman"*
Peter H. Smith	Debra Chapman
President and CEO	Secretary

FANCAMP EXPLORATION LTD.
7290 Gray Avenue, Burnaby, British Columbia, V5
Tel: (604) 434-8829 Fax: (604) 434-8823

File No. 82-3929

2004 ANNUAL REPORT

To The Shareholders:

The Company's prime focus remains the exploration and development of the massive hemoilmenites (titanium rich iron ores) of the Mingan Option, located on Quebec's North Shore, east of Sept-Iles. Recent efforts center around the development of road access and the removal of a fifty tonne sample for test purposes. This sample will be processed at Longue Pointe de Mingan in the spring of 2005. Extensive prospecting on the balance of the properties covered by the option has revealed at least five additional outcrop areas containing massive hemoilmenite.

The Company has acquired by staking, a very large land position of approximately 32,000 hectares covering interesting nickel/copper/cobalt geochemical anomalies in the vicinity of the recently announced high grade nickel discovery of Quinto Technologies Inc. in the Manicuagan Reservoir district of Quebec's North Shore. Grades up to 5.3% nickel have been reported from this recent grassroots discovery. Discussions are presently underway with potential joint venture partners.

The Company has recently acquired, by staking, a major titaniferous magnetite deposit at Lac de la Blache, northeast of Baie Comeau, Quebec. Metallurgical problems have prevented development of this deposit to date, but given the robust state of the world's iron markets, this acquisition may prove timely.

Financing for the Company's ongoing exploration efforts is being provided through the exercise of outstanding warrants and a recently announced private placement.

ON BEHALF OF THE BOARD

Peter H. Smith, Ph.D., P.Eng.
President

FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of: **Schedule A, B & C**

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	debrach@telus.net
Web Site Address	N/A
For Quarter and Year Ended:	April 30, 2004
Date of Report:	September 15, 2004

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Peter Smith	**September 15, 2004**
Name of Director	**Date Signed**
Debra Chapman	**September 15, 2004**
Name of Director	**Date Signed**

c:\fnm\annual mtg\0404mda.doc

FANCAMP EXPLORATION LTD.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. **Analysis Of Deferred Costs and Exploration Expenditures**

See "Schedule I" and "Schedule II" attached to the audited financial statements.

2. **Related Party Transactions**

See Note 7 of the attached audited financial statements.

3. **Summary Of Securities Issued And Options Granted During The Period**

a) Securities issued during the three months ended April 30, 2004:

Date of Issue	Type of Security	Type of Issue	Number	Price ($'s)	Total Proceeds ($'s)	Type of Consideration	Commission Paid
March 3/04	Common	Stock Options	50,000	$0.12	$6,000.00	Cash	Nil
April 15/04	Common Flow-through	Warrants	760,000	$0.125	$95,000.00	Cash	Nil

b) Options granted during the three months ended April 30, 2004:

No options were granted during the three months ended April 30, 2004, however, subsequent to the year end, options were granted for the purchase of up to 793,000 shares, at a price of $0.10 per share, exercisable on or before June 29, 2009.

4. **Summary Of Securities As At The End Of The Reporting Period**

a) **Authorized Capital**

50,000,000 common shares without par value

Issued and Outstanding Capital

18,883,481 common shares

b) (i) **Stock Options Outstanding**

Number of Shares	Exercise Price	Expiry Date
111,500	$0.12	April 30, 2005
9,500	$0.10	July 31, 2006
145,000	$0.10	January 24, 2007
829,000	$0.14	May 25, 2008

FANCAMP EXPLORATION LTD.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. **Analysis Of Deferred Costs and Exploration Expenditures**

See "Schedule I" and "Schedule II" attached to the audited financial statements.

2. **Related Party Transactions**

See Note 7 of the attached audited financial statements.

3. **Summary Of Securities Issued And Options Granted During The Period**

a) Securities issued during the three months ended April 30, 2004:

Date of Issue	Type of Security	Type of Issue	Number	Price ($'s)	Total Proceeds ($'s)	Type of Consideration	Commission Paid
March 3/04	Common	Stock Options	50,000	$0.12	$6,000.00	Cash	Nil
April 15/04	Common Flow-through	Warrants	760,000	$0.125	$95,000.00	Cash	Nil

b) Options granted during the three months ended April 30, 2004:

No options were granted during the three months ended April 30, 2004, however, subsequent to the year end, options were granted for the purchase of up to 793,000 shares, at a price of $0.10 per share, exercisable on or before June 29, 2009.

4. **Summary Of Securities As At The End Of The Reporting Period**

a) **Authorized Capital**

50,000,000 common shares without par value

Issued and Outstanding Capital

18,883,481 common shares

b) (i) **Stock Options Outstanding**

Number of Shares	Exercise Price	Expiry Date
111,500	$0.12	April 30, 2005
9,500	$0.10	July 31, 2006
145,000	$0.10	January 24, 2007
829,000	$0.14	May 25, 2008

FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of: **Schedule A, B & C**

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	debrach@telus.net
Web Site Address	N/A
For Quarter and Year Ended:	April 30, 2004
Date of Report:	September 15, 2004

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Peter Smith	**September 15, 2004**
Name of Director	**Date Signed**
Debra Chapman	**September 15, 2004**
Name of Director	**Date Signed**

c:\fnm\annual mtg\0404mda.doc

(ii) **Warrants Outstanding**

Number of Shares*	Exercise Price	Expiry Date
1,240,000	$0.125	December 18, 2004

* Flow-through common shares

(iii) **Shares in Escrow**

There are no shares in escrow.

Also see Note 6 of the attached audited financial statements.

5. **Directors and Officers**

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Michael Sayer	Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The Company

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing.

Mingan Titanium Option, Longue Pointe, Quebec

No additional exploration work has been carried out on the main property since cessation of drilling in December, 2003. Road construction from Longue Pointe into the property began in June, and has continued through the summer. Completion of this road is scheduled for mid September, when an extensive stripping program is planned. A fifty tonne sample of massive hemoilmenite will be removed before year end.

An extensive prospecting program was carried out in late July/early August on the other Sheridan Platinum Group properties located in the Havre St. Pierre Anorthosite Massif. These properties are a part of the Mingan Option, and cover additional prospective ground. The purpose of the program was to further identify and refine areas of potential. At least five additional outcrop areas containing massive hemoilmenite are present on these properties.

Fancamp has optioned the Mingan Showing, a series of massive hemoilmenite outcrops from The Sheridan Platinum Group Limited, whereby it may earn a 50% interest in the property by spending $500,000 over a period of two years (December 5, 2004). As at April 30, 2004 the Company had spent $409,134. This option includes a very large land package in the Massif owned by the Group which covers previously known showings and new geophysical targets. Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

The Company has acquired, by staking, a number of known iron titanium and iron prospects. Most of the latter have been acquired jointly with the Sheridan Platinum Group. The Company has no immediate plans regarding these claims, save for joint venture possibilities, their acquisition being prompted by the current robust state of the world's iron ore markets, and prospects for its continuance.

100% Owned McFaulds Fancamp Property, Quebec

This 64 claim grassroots property was acquired by staking following the announcement of a base metal discovery by Spider Resources Inc. in March, 2003. An airborne EM-mag survey carried out in July, August, 2003 indicated the presence of a number of interesting conductive zones. The Company is presently in discussions with a potential joint venture partner.

100% Owned Manicuagan Property, Quebec

On January 29, 2004, the Company announced that it had acquired by map staking, approximately 32,000 hectares or 80,000 acres of ground covering interesting nickel/copper/cobalt geochemical anomalies, in the vicinity of the recently announced high grade nickel discovery acquired by Quinto Technology Inc. in the Manicuagan Reservoir district of Quebec's North Shore. Grades up to 5.3% nickel have been reported from this recent grassroots discovery. Discussions are underway with potential joint venture partners.

100% Owned Lac Mechant Property, Quebec

The Company's Lac Mechant nickel copper cobalt prospect northeast of Sept-Iles, and under option to Ressources Appalaches Inc. has been subject to a gravity survey and a number of strong anomalies have been identified. This survey will be expanded in the coming months to cover areas underlain by large nickel copper cobalt soil anomalies. A drill program will test the most important gravity anomalies. Appalaches has to date spent about $140,000 of the $400,000 required to earn a 50% interest.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property is located 128 km northwest of Baie Comeau, and was discovered in 1952. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (not 143/101 compliant). Metallurgical problems have prevented development to date.

100% Owned Tilly Lake Property, Shebandowan Belt, NW Ontario

The Company has acquired, by staking, 32 claims located some 6 km along strike from the recently announced Freewest Resources Inc. Larose Property gold discovery. Prospecting on this property will commence in the fall of 2004.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Financing and Operations

Financing for the Company's ongoing exploration efforts at Mingan is being provided through the exercise of warrants related to a series of private placements made in 2001 and 2002. This year, warrants have been exercised for the purchase of 2,060,000 flow-through common shares, at a price of $0.125 per share. Further warrants were exercised for the purchase of 200,000 common shares, at a price of $0.15 per share with proceeds added to general working capital. There are currently warrants outstanding for the purchase of up to 1,240,000 common shares, at a price of $0.125 per share, exercisable up to December 18, 2004.

On July 26, 2004, the Company announced a private placement, consisting of 4,000,000 common flow-through shares, at a price of $0.10 per share, with warrants attached for the purchase of up to 4,000,000 common flow-through shares, at a price of $0.15, exercisable on or before July 26, 2006. Once regulatory acceptance is received, the proceeds from this placement will be used to further the Company's exploration projects.

Options for the purchase of a total of 805,500 common shares have also been exercised at various prices during the year, with the aggregate $99,700.00 proceeds being added to general working capital. Options were granted during the year for the purchase of up to 854,000 common shares, at a price of $0.14 per share, exercisable on or before May 25, 2008. Subsequent to year end, options were exercised for the purchase of 9,500 common shares at a price of $0.12 per share. Additional options were granted for the purchase of up to 793,000 common shares, at a price of $0.10 per share, exercisable on or before June 29, 2009.

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS

APRIL 30, 2004 and 2003

Hoogendoorn Vellmer
Chartered Accountants

406 – 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: 604-687-3773
Fax: 604-687-3778
E-mail: hoogendoornvellmer@telus.net

AUDITORS' REPORT

To the Shareholders of
Fancamp Exploration Ltd.

We have audited the balance sheets of Fancamp Exploration Ltd. as at April 30, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
August 27, 2004

"Hoogendoorn Vellmer"
Chartered Accountants

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

As at	April 30, 2004	2003
	$	$
ASSETS		
CURRENT		
Cash	42,438	34,863
Taxes refundable	6,808	14,115
Prepaid expenses and deposits	2,072	9,150
Accrued mining duties refundable	61,895	-
	113,213	58,128
MINERAL PROPERTIES INTERESTS (Note 3)	745,253	388,721
INVESTMENT IN SHARES (Note 4)	2,487	141
INCORPORATION COSTS	1,100	1,100
	862,053	**448,090**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities (Note 7(c))	53,165	110,136
Botswana exploration commitment (Note 5)	610,170	768,041
	663,335	878,177
DEFERRED QUEBEC MINING DUTIES	186,788	124,893
	850,123	1,003,070
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6 (a))	6,378,484	5,877,584
SHARE SUBSCRIPTIONS RECEIVED (Note 6 (b))	45,000	-
DEFICIT	(6,411,554)	(6,432,564)
	11,930	(554,980)
	862,053	**448,090**

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS
NOTE 9 – CONTINGENCY

Approved by the Directors:

"Peter Smith", Director

"Debra Chapman", Director

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	Years Ended April 30, 2004	2003
	$	$
OPERATING EXPENSES		
Audit and accounting	10,500	10,925
Field administration, management and consulting	32,000	30,000
Interest expense	384	377
Legal fees	1,121	1,263
Office rent, supplies and services	29,008	28,871
Share transfer, listing and filing fees	22,422	14,478
Stock-based compensation	56,000	-
Telephone	4,442	4,750
	(155,877)	(90,664)
OTHER (EXPENSES) RECOVERIES		
General exploration expenditures	(911)	(3,868)
Mineral properties interests written off	-	(1)
Mineral properties interests written down	(15,223)	-
Reduction (increase) in Botswana exploration commitment (Note 5)	157,871	(74,141)
	141,737	(78,010)
LOSS BEFORE INCOME TAXES	(14,140)	(168,674)
Income tax benefit on recognition of prior years loss carry forwards (Note 8)	35,150	-
INCOME (LOSS) FOR THE YEAR	21,010	(168,674)
DEFICIT, beginning of year	(6,432,564)	(6,263,890)
DEFICIT, end of year	**(6,411,554)**	**(6,432,564)**
BASIC AND DILUTED NET INCOME (LOSS) PER SHARE	**(0.00)**	**(0.01)**
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**17,183,828**	**14,174,693**

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

CASH PROVIDED BY (USED IN):	Years Ended April 30, 2004	2003
	$	$
OPERATING ACTIVITIES		
Income (loss) for the year	21,010	(168,674)
Items not requiring cash in the year:		
Stock-based compensation	56,000	-
Mineral properties interests written down	15,223	1
Reduction in Botswana exploration commitment	(157,871)	74,141
Income tax benefit on recognition of prior years loss carry forwards	(35,150)	-
	(100,788)	(94,532)
Changes in non-cash working capital items (Note 11)	(104,481)	68,032
	(205,269)	(26,500)
FINANCING ACTIVITIES		
Deferred Quebec Mining Duties	61,895	(1,862)
Shares issued for cash	480,050	175,000
Share subscriptions received	45,000	-
	586,945	173,138
INVESTING ACTIVITIES		
Mineral property acquisition	(37,488)	(2,068)
Mineral property option payment received	-	5,000
Exploration expenditures	(336,613)	(127,748)
	(374,101)	(124,816)
INCREASE IN CASH in the year	7,575	21,822
CASH, beginning of year	34,863	13,041
CASH, end of year	**42,438**	**34,863**

SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

	2004	2003
Shares received on sale of mineral property interest	2,346	-

SUPPLEMENTARY DISCLOSURE OF STATEMENTS OF CASH FLOWS INFORMATION

	2004	2003
Interest expense	384	377
Taxes (Note 8)	35,150	-
Foreign exchange (gain) loss on Botswana exploration commitment	(67,221)	159,070

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. ("Fancamp") was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Ontario, Quebec and New Brunswick, Canada. Fancamp is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's legal interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency of $550,112 at April 30, 2004 (2003 -$820,049). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties interests include only the Company's joint venture share of the costs.

Investments

Portfolio investments in the shares of other companies are accounted for at cost. Investments are written down to their fair value when there is a decline in value that is considered other than temporary.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Foreign currency translation

The foreign currency accounts are translated into Canadian dollars by the temporal method as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;

(ii) Non-monetary items, except those items which are carried at market value, are translated at historical exchange rates; and

(iii) Revenue and expense items are translated at the rate of exchange in effect at the time they occur.

Gains or losses arising on foreign currency translation are included in operations in the year in which they are incurred.

Financial instruments

The Company's financial instruments include cash, taxes refundable, accrued mining duties refundable, accounts payable and accrued liabilities and the Botswana exploration commitment. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest, credit or currency risk arising from these financial instruments, except with regards to currency risk associated with its Botswana exploration commitment, as detailed in Note 5.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation

In accordance with the new *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments* Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2004. The adoption of the new Section 3870 has no effect on the comparative financial statements for the year ended April 30, 2003.

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the year by the weighted average number of shares outstanding in the year. Diluted income (loss) per share on the potential exercise of incentive stock options and share purchase warrants is not presented where anti-dilutive.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 ("EIC-146") *Flow-Through Shares* in accounting for the future tax assets and liabilities relating to the renouncement of qualified exploration expenditures to investors of the Company's flow-through share issuances.

NOTE 3 - MINERAL PROPERTIES INTERESTS

The Company's mineral properties interests are detailed below and in Schedule I – Summary of Deferred Costs on Mineral Properties Interests.

(a) 100% owned claims in the Province of New Brunswick

The Company has a 100% ownership interest in 95 claims in the Province of New Brunswick (2003 - 322 claims). Certain of the properties are subject to the following royalties or option agreements:

Upsalquitch Forks claims

The Upsalquitch Forks claims are subject to a royalty interest of 1% net smelter returns, which the Company may retire by the payment of $500,000. The claims were written down to a nominal value in 2002.

St. George's claims

25 of the St. George's claims are subject to a royalty interest of 1% of net smelter returns, of which the Company may retire ½% net smelter retums by the payment of $250,000.

NOTE 3 - MINERAL PROPERTIES INTERESTS (Continued)

(a) 100% owned claims in the Province of New Brunswick (continued)

St. George's claims (continued)

On October 19, 2001, the Company signed an option agreement with Freewest Resources Canada Inc. ("Freewest"), under which Freewest could acquire a 50% interest in certain of the100% owned St. George's claims by paying $7,500 (paid) and incurring $200,000 exploration expenditures on or before October 18, 2003. The option was abandoned by Freewest in 2003.

(b) 100% owned claims in the Province of Quebec

The Company has a 100% ownership interest in 355 claims in the Province of Quebec (2003 - 317 claims). Certain of the properties are subject to the following royalties or option agreements:

Lemoine Township claims

The Lemoine claims are subject to a royalty interest of 1 1/2% of net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Manic 3 claims

The Manic-3 claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000. The claims were written down to a nominal value in 2004.

Sept-Iles Mechant

Effective September 1, 2002, the Company signed an option agreement with Ressources Appalaches ("Appalaches"), under which Appalaches may acquire a 50% interest in the 144 Sept-Iles Mechant claims by paying $10,200 on signing of the agreement (paid) and spending $75,000 in each of the first four years of the agreement and $100,000 in the fifth year of the agreement.

(c) 100% owned claims in the Province of Ontario

During 2004, the Company acquired a 100% ownership interest in 6 claims in the Province of Ontario (2003 – no claims). Certain of the properties are subject to the following royalties or option agreements:

McFaulds Fancamp claims

The McFaulds Fancamp claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

NOTE 3 - MINERAL PROPERTIES INTERESTS (Continued)

(d) Mineral properties interests held jointly with others

Otter Brook claims

In 2003, the Company abandoned its 50% interest in a group of 22 claims in Northumberland County, New Brunswick. All deferred costs were charged to operations during the year.

St. George's claims

The Company owns a 50% joint venture interest in 46 claims near St. Andrews, New Brunswick. The claims are subject to an underlying royalty interest of 1% of net smelter returns, of which ½% net smelter returns may be retired by the payment of $250,000.

The Company's joint venture partner is Golden Hope Mines Ltd., a public company with a common director.

The joint venture agreement requires each of the participants to fund their proportionate share of further expenditures, failing of which will dilute their interest. On dilution to 10%, the non-contributor will forfeit all interest in the claims.

Benoist claims

The Company owns a 10% interest in a block of 24 claims in Quebec. The claims were written down to a nominal value in 2001.

Lac Colomb claims

The Company holds a 50% interest in a block of 5 claims in Quebec. The claims were written down to a nominal value in 2004.

Otish Mountain claims

During 2004, the Company sold its 50% interest in a block of 102 claims north of the Otish Mountains in Central Quebec for consideration of 23,790 first preferred shares of Diadem Exploration Inc. (see Note 4).

The Company retains a 2% gross royalty interest on the claims, which may be retired by the payment of $1,500,000 up to 90 days after a bankable feasibility study has been completed or $2,500,000 up to 12 months after commencement of commercial production.

(e) Mineral property royalty interests

Fancamp Township claims

The Company holds a 10% net profits royalty on 17 mineral claims in Quebec. The claims were written down to a nominal value in 2002.

NOTE 3 - MINERAL PROPERTIES INTERESTS (Continued)

(e) **Mineral property royalty interests** (continued)

Mountain claims

The Company holds a royalty interest of 0.5% net smelter returns on 47 claims in Quebec, of which 0.25% net smelter returns may be retired by the payment of $250,000.

(f) **Options on mineral properties interests**

Longue Pointe de Mingan claims

On December 5, 2002, the Company signed an option agreement with Sheridan Platinum Group Ltd. ("Sheridan") under which it may acquire a 50% interest in 570 claims in Quebec by spending $500,000 within two years of the agreement.

Upon Fancamp's earning its 50% interest, Fancamp and Sheridan will become joint venture partners and fund their proportionate share of further exploration expenditures, failing of which will dilute their interest. On dilution to 10%, the non-contributor's interest will revert to a 1% net smelter returns royalty interest.

NOTE 4 - INVESTMENT IN SHARES

	2004	2003
	$	$
South African Minerals Corporation	141	141
Diadem Exploration Inc.	2,346	-
	2,487	141

South African Minerals Corporation

Fancamp's investment in South African Minerals Corporation consists of 948 common shares.

NOTE 4 - INVESTMENT IN SHARES (Continued)

Diadem Exploration Inc.

During 2004, the Company received a total of 23,970 first preferred shares of Diadem Exploration Inc. in consideration for its 50% ownership interest in 102 claims in the Otish Mountain region of Quebec (see Note 3(d)). 2,990 of the shares are owned 100% by Fancamp and 20,800 are owned 50% jointly by Fancamp and 50% jointly by its joint venture partners in the related claims.

Diadem Exploration Inc. is a 100% subsidiary of Diadem Resources Ltd., a Canadian public company. The shares in Diadem Exploration Inc. are exchangeable into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd. and of Fancamp and its joint venture partners after December 31, 2004 through to December 31, 2006 at an exchange price based upon the weighted average price of Diadem Resources Ltd.'s common shares during the three month period ended December 31, 2004.

NOTE 5 - BOTSWANA EXPLORATION COMMITMENT

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses. Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana.

The above exploration commitment shortfall has been recognized in the accounts as a current liability. Management reviews the exploration commitment exposure periodically, and, as adjustments become necessary, reports the change in commitment exposure in operations.

An analysis of the changes in the carrying value of the liability recorded is as follows:

	April 30, 2004	April 30, 2003
	$	$
Net book value, Botswana exploration commitment, beginning of year	768,041	693,900
Foreign exchange loss (gain)	(67,221)	159,070
Decrease in commitment exposure	(90,650)	(84,929)
(Reduction) increase in Botswana exploration commitment	(157,871)	74,141
Net book value, Botswana exploration commitment, end of year	610,170	768,041

During the 2004 year, the Botswana Pula increased in value, resulting in a foreign exchange gain of $67,221 (2003 - loss of $159,070). The currency risk associated with the exploration commitment is presently indeterminable.

NOTE 6 - SHARE CAPITAL

(a) Authorized: 50,000,000 common shares without par value

Issued:

	2004 Number	2004 Amount $	2003 Number	2003 Amount $
Balance, beginning of year	15,817,981	5,877,584	12,617,981	5,702,584
Issued in the year for cash:				
Exercise of management incentive options	805,500	87,550	-	-
Exercise of flow-through share purchase warrants	2,060,000	257,500	-	-
Exercise of share purchase warrants	200,000	30,000	-	-
Private placement of shares	-	-	1,000,000	60,000
Private placement of units	-	-	200,000	20,000
Private placement of flow-through units	-	-	2,000,000	200,000
Future income tax liability on issuance of flow-through shares (Note 8)	-	(35,150)	-	-
Consideration received (receivable) on flow-through units	-	105,000	-	(105,000)
Stock-based compensation	-	56,000	-	-
Balance, end of year	**18,883,481**	**6,378,484**	**15,817,981**	**5,877,584**

(b) Share subscriptions received

At April 30, 2004, the Company has received $45,000 on account of the exercise of flow-through share purchase warrants, for which the flow-through shares are to be issued in fiscal 2005 (April 30, 2003 - $nil.)

NOTE 6 - SHARE CAPITAL (Continued)

(c) Share purchase warrants

The changes in share purchase warrants were as follows:

	2004		2003	
	Underlying shares	Weighted average exercise price per share	Underlying shares	Weighted average exercise price per share
		$		$
Balance, beginning of year	3,500,000	0.126	1,300,000	0.125
Granted	-	-	2,200,000	0.127
Exercised	(2,260,000)	0.127	-	-
Expired / cancelled	-	-		
Balance, end of year	1,240,000	0.125	3,500,000	0.126

The summary of share purchase warrants outstanding is as follows:

Exercise price per share	Expiry date	Number of warrants outstanding 2004	2003	Share entitlement per warrant
0.125	November 2, 2003	-	1,000,000	1 flow-through share
0.125	March 13, 2004	-	300,000	1 flow-through share
0.150	June 3, 2004	-	200,000	1 common share
0.125	December 18, 2004	1,240,000	2,000,000	1 flow-through share
		1,240,000	3,500,000	

NOTE 6 - SHARE CAPITAL

(d) Management incentive options

The changes in management incentive options were as follows:

	2004		2003	
	Underlying shares	Weighted average exercise price per share	Underlying shares	Weighted average exercise price per share
		$		$
Balance, beginning of year	1,046,500	0.108	1,046,500	0.108
Granted	854,000	0.140	-	-
Exercised	(805,500)	0.109	-	-
Expired / cancelled	-	-	-	-
Balance, end of year	**1,095,000**	**0.136**	**1,046,500**	**0.108**

The summary of management incentive options outstanding is as follows:

Exercise price per share	Expiry date	Number of options outstanding 2003	2002
0.10	February 14, 2005	-	75,000
0.12	April 30, 2005	111,500	411,500
0.10	July 31, 2006	9,500	125,000
0.10	August 30, 2006	-	290,000
0.10	January 24, 2007	145,000	145,000
0.14	May 25, 2008	829,000	-
		1,095,000	1,046,500

The Company established a stock option plan in fiscal 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation services or consulting services up to a limit of 5% and 2% respectively of the Company's total number of issued and outstanding shares per year. The stock options are fully vested on the date of grant, except stock options granted to consultants or employees performing investor relation activities, which vest over 12 months. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

In accordance with the new *CICA Handbook Section 3870 ("Section 3870") Stock-Based Compensation and other Stock-Based Payments,* Fancamp recognizes compensation expense for the estimated fair value of stock options granted to employees and non-employees in the year commencing May 1, 2003. In fiscal 2004, the Company granted 854,000 stock options, having a remaining life of 5 year, exercisable at a price of $0.14 per share and having a fair value of $0.21per share at the date of grant. The Company recorded stock-based compensation expense totaling $56,000 on account of these stock options.

NOTE 6 - SHARE CAPITAL

(d) Management incentive options (continued)

The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 20%, and a life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma results of operations may be materially different than actual results realized.

(e) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at April 30, 2004, the Company has a commitment to incur a further $7,500 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) by May 31, 2006 pursuant to the terms of exercise of flow-through share purchase warrants.

NOTE 7 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2004 $	2003 $
(a) Professional geological fees paid, or recorded as payable, to a Director	67,169	59,242
(b) Administration charges and expenses paid, or recorded as payable, to two Directors	22,560	22,200
(c) Accounts payable to two Directors at April 30	27,898	31,074

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 8 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net future tax asset, the statutory tax rate, the effective rate and the elected amount of the valuation allowance are as follows:

	2004	2003
Canadian statutory rate	37%	40%
	$	$
Income tax (expense) recovery at the Canadian statutory rate	(5,200)	67,600
Benefit of the tax losses (recognized) not recognized in the year	5,200	(67,600)
Benefit of future income tax asset recognized on renouncement of flow-through share related exploration expenditures	35,150	-
Income tax recovery (expense) recognized in the year	35,150	-

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2004	2003
	$	$
Operating loss carry forwards, expiring 2005 – 2011	512,300	641,000
Undeducted mineral properties acquisition and exploration expenditures	1,395,000	1,509,000
Future tax assets	1,907,300	2,150,000
Less: valuation allowance	(1,907,300)	(2,150,000)
Net future tax assets	-	-

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 ("EIC-146") *Flow-Through Shares* in accounting for the future tax liability related to the renouncement of qualified exploration expenditures to investors of the Company's flow-through share issuances. Accordingly, in 2004, the Company recognized a future tax liability on the date that the qualified exploration expenditures were effectively renounced in the amount of $35,150 and reduced its share capital correspondingly (see Note 6 (b)).

Further in 2004, in accordance with EIC-146, the Company recognized in operations the benefit of a previously unrecorded future income tax asset on the renouncement of flow-through share related qualified exploration expenditures in the amount of $35,150.

The EIC146 has been applied to flow-through shares issued subsequent to March 19, 2004.

NOTE 9 – CONTINGENCY

The Company has a dispute with one of its exploration service suppliers regarding the services provided to Fancamp, for a total invoiced amount of $21,000. Fancamp holds that the supplier has not provided the services which were agreed upon and has not accrued the corresponding liability of $21,000 in its accounts. Fancamp is contesting the claimed amount vigorously and the outcome of the dispute is indeterminable.

NOTE 10 – SUBSEQUENT EVENT

Subsequent to April 30, 2004 the Company granted incentive stock options for the purchase of 793,000 common shares at a price of $0.10 per share, exercisable on or before June 29, 2009.

NOTE 11 – CASH PROVIDED BY (USED IN) CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2004	2003
	$	$
Taxes refundable	7,307	(4,176)
Prepaid expenses and deposits	7,078	(7,783)
Accrued mining duties refundable	(61,895)	1,862
Accounts payable and accrued liabilities	(56,971)	78,129
	(104,481)	68,032

ancamp Exploration Ltd.
chedule I - Summary of Deferred Costs On Mineral Properties Interests

ne following is a summary of mineral properties interests costs deferred during the year ended April 30, 2004:

	As at April 30, 2003			Mineral Properties Interest Expenditures Incurred During The Year Ended April 30, 2004				As at April 30, 2004		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Incurred	Write-Downs Write-Offs Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
00% owned mineral properties interests:										
Brown's Mountain claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
Upsalquitch Forks claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
St. George's claims, New Brunswick	1,662	105,532	107,194	-	-	15,595	-	1,662	121,127	122,789
McFaulds Fancamp, Ontario	-	-	-	7,200	-	8,651	-	7,200	8,651	15,851
Tilley Lake, Ontario	-	-	-	2,400	-	-	-	2,400	-	2,400
Bearn Township claims, Quebec	1	-	1	-	-	-	-	1	-	1
Dileo Lake claims, Quebec	1	-	1	-	-	-	-	1	-	1
Forestville, Quebec	-	-	-	184	-	-	-	184	-	184
Gamache claims, Quebec	1	-	1	-	-	-	-	1	-	1
Indicator Lake claims, Quebec	1,978	-	1,978	-	-	-	(1,977)	1	-	1
Lac de la Blache, Quebec	-	-	-	1,334	-	-	-	1,334	-	1,334
Lemoine Township claims, Quebec	1	-	1	-	-	-	-	1	-	1
Manic 3 claims, Quebec	10,000	3,910	13,910	-	-	-	(13,909)	1	-	1
Manicuagan claims, Quebec	2,068	-	2,068	25,127	-	4,368	-	27,195	4,368	31,564
Matonipi, Quebec	-	-	-	1,242	-	-	-	1,242	-	1,242
Sept Iles - Lac Mechant claims, Quebec	81,188	57,590	138,778	-	-	-	-	81,188	57,590	138,778
intly held mineral properties interests:										
St. George's claims, New Brunswick	2,688	19,278	21,966	-	-	-	-	2,688	19,278	21,966
Benoist claims, Quebec	1	-	1	-	-	-	-	1	-	1
Lac Colomb claims, Quebec	(1,572)	910	(662)	-	-	-	663	1	-	1
Otish Mountain claims, Quebec	-	2,344	2,344	-	-	-	(2,344)	-	-	-
ineral properties royalty interests:										
Fancamp claims, Quebec	1	-	1	-	-	-	-	1	-	1
Mountain claims, Quebec	1	-	1	-	-	-	-	1	-	1
ptions on mineral properties interests:										
Longue Pointe claims, Quebec	-	101,136	101,136	-	-	307,998	-	-	409,134	409,135
	98,021	290,700	388,721	37,487	-	336,612	(17,567)	125,105	620,150	745,253

ıncamp Exploration Ltd.
:hedule i - Summary of Deferred Costs On Mineral Properties Interests

ıe following is a summary of mineral properties interests costs deferred during the year ended April 30, 2003:

	As at April 30, 2002			Mineral Properties Interest Expenditures Incurred During The Year Ended April 30, 2003				As at April 30, 2003		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Incurred	Write-Downs or Write-Offs	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
)0% owned mineral properties interests:										
Brown's Mountain claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
Upsalquitch Forks claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
St. George's claims, New Brunswick	1,662	79,432	81,094	-	-	26,100	-	1,662	105,532	107,194
Bearn Township claims, Quebec	1	-	1	-	-	-	-	1	-	1
Dileo Lake claims, Quebec	1	-	1	-	-	-	-	1	-	1
Gamache claims, Quebec	1	-	1	-	-	-	-	1	-	1
Indicator Lake claims, Quebec	1,978	-	1,978	-	-	-	-	1,978	-	1,978
Lemoine Township claims, Quebec	1	-	1	-	-	-	-	1	-	1
Manic 3 claims, Quebec	10,000	3,822	13,822	-	-	88	-	10,000	3,910	13,910
Manicuagan claims, Quebec	-	-	-	2,068	-	-	-	2,068	-	2,068
Sept Iles - Lac Mechant claims, Quebec	86,188	57,346	143,534	-	(5,000)	244	-	81,188	57,590	138,778
ıintly held mineral properties interests:										
Otter Brook claims, New Brunswick	1	-	1	-	-	-	(1)	-	-	-
St. George's claims, New Brunswick	2,688	19,208	21,896	-	-	70	-	2,688	19,278	21,966
Benoist claims, Quebec	1	-	1	-	-	-	-	1	-	1
Lac Colomb claims, Quebec	(1,572)	800	(772)	-	-	110	-	(1,572)	910	(662)
Otish Mountain claims, Quebec	-	2,344	2,344	-	-	-	-	-	2,344	2,344
ineral properties royalty interests:										
Fancamp claims, Quebec	1	-	1	-	-	-	-	1	-	1
Mountain claims, Quebec	1	-	1	-	-	-	-	1	-	1
ptions on mineral properties interests:										
Longue Pointe claims, Quebec	-	-	-	-	-	101,136	-	-	101,136	101,136
			263,906	2,068	(5,000)	127,748	(1)	98,021	290,700	388,721

FANCAMP EXPLORATION LTD.
SCHEDULE II – EXPLORATION EXPENDITURES ON MINERAL PROPERTIES INTERESTS
APRIL 30, 2004 AND 2003

Incurred in the Year Ended April 30, 2004:

	Travel and Camp Costs	Drilling	Engineering, Consulting, and Sundry	Prospecting, Ground Surveys	Total 2004
	$	$	$	$	$
100 % owned interests					
St. George's claims	-	-	13,473	2,122	15,595
McFaulds Fancamp claims	-	-	8,651	-	8,651
Manicuagan claims	-	-	4,368	-	4,368
Options on mineral properties interests					
Longue Pointe claims	175,832	58,150	67,378	6,638	307,998
	175,832	**58,150**	**93,871**	**8,760**	**336,612**

Incurred in the Year Ended April 30, 2003:

	Travel and Camp Costs	Drilling	Engineering, Consulting, and Sundry	Prospecting, Ground Surveys	Total 2003
	$	$	$	$	$
100 % owned interests					
St. George's claims	-	-	8,530	17,570	26,100
Manic 3 claims	-	-	88	-	88
Sept. Iles – Lac Mechant claims	-	-	244	-	244
Joint venture interests					
Lac Colomb claims	-	-	110	-	110
St. George's claims	-	-	70	-	70
Options on mineral properties interests					
Longue Pointe claims	18,079	35,587	10,000	37,470	101,136
	18,079	**35,587**	**19,042**	**55,040**	**127,748**

File No. 82-3929

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

FANCAMP EXPLORATION LTD.

TO BE HELD AT SUITE 1320, 4 KING ST. WEST, TORONTO, ONTARIO

ON TUESDAY, OCTOBER, 19, 2004, AT 1:00 PM

The undersigned Registered Shareholder of the Company hereby appoints, PETER H. SMITH, a Director of the Company, or failing this person, MICHAEL SAYER, a Director of the Company, or in the place of the foregoing, ______________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________

SEC MAIL RECEIVED PROCESSING SEP 2 9 2004 WASH. D.C. 202 SECTION

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Hoogendoorn Vellmer as auditors of the Company.		N/A	
2. To authorize the Directors to fix the Auditors' remuneration.			N/A
3. To determine the number of Directors at 4.			N/A
4. To elect as Director, Peter H. Smith.		N/A	
5. To elect as Director, Debra Chapman.		N/A	
6. To elect as Director, Michael Sayer.		N/A	
7. To elect as Director, Gilles Dubuc.		N/A	
8. To pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute the Company's current Stock Option Plan as more fully set forth in the Information Circular accompanying this Notice of Meeting.			N/A
9. To approve the removal of the Pre-existing Company Provisions and alteration of the Notice of Articles as described in the Information Circular.			N/A
10. To approve the new form of Articles, as described in the Information Circular.			N/A
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		N/A	

THIS PROXY MUST BE SIGNED AND DAT

SEE IMPORTANT INSTRUCTIONS ON REV

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

Supplemental Mailing List Return Card

In accordance with National Instruments 54-102 Interim Financial Statement and Report Exemption and/or 51-102 Continuous Disclosure Obligations (the "Instruments") and pursuant to the British Columbia Securities Act and Rules:

> Any shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports and related Management Discussion & Analysis' ("MD &A") for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while beneficial shareholders entitled to receive an issuer's audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address and consent to electronic delivery. **You may complete electronic versions of these forms at** www.pctc.com/PCTCPortal/Public/ShareHolder.aspx. Holders that mail this card in and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent via mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements and MD & A.

FANCAMP EXPLORATION LTD.

Name: ______________________ Address: ______________________

City/Prov/State/ Postal Code: ______________________ Preferred Method of Communication: Email:_____ Mail:_____

Signature: ______________________ Date: ______________ Email Address: ______________________

At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above; and will be handled in accordance with our Privacy Code, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.